09059199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Park Avenue, 5th Floor
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Grossman (212) 448-9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd, Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Dinosaur Securities, L. L. C. (A wholly owned subsidiary of Dinosaur Group Holding, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L. L. C. as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth + Shron LLP

Woodbury, New York
February 27, 2009

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 4,672
Receivables from clearing firms	2,068,475
Loan receivable - Dinosaur Group Holdings LLC	273,221
Property and equipment - net	82,464
Other assets	13,108
Total assets	$2,441,940

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Commissions payable	$ 984,705
Accounts payable and accrued expenses	420,823
Bank loan payable	60,306
Total liabilities	1,465,834
Commitments and contingency (see notes)	
Member's equity	976,106
Total liabilities and member's equity	$2,441,940

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Commission income	$13,183,979
Investment advisory fees	1,013,675
Corporate finance fees	111,472
Net firm trading gains	56,762
Interest and other income	145,200
	14,511,088
Expenses	
Compensation and benefits	11,852,785
Clearing, execution and floor brokerage	1,008,236
Commissions and operating expenses - affiliates	541,243
Market data services	955,287
Communications and occupancy	253,345
Other operating expenses	442,357
	15,053,253
Loss before income taxes	(542,165)
NYC unincorporated business tax benefit	20,026
Net loss	$ (522,139)

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Total Members' Equity
BALANCES, January 1, 2008	$1,037,275
Capital contributions	460,970
Net loss for the year	(522,139)
BALANCES, December 31, 2008	$ 976,106

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net loss	$(522,139)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	19,542
Loss on abandoned leasehold improvements	4,118
(Increase) decrease in operating assets:	
Receivable from clearing firms	(40,891)
Loan receivable - Dinosaur Global Holdings	148,499
Loan receivable - managing member	134,049
Loan receivable - Dinosaur Group Holdings LLC	(273,221)
Other assets	134,384
Increase in operating liabilities:	
Commissions payable	355,572
Accounts payable and accrued expenses	205,146
Total adjustments	687,198
Net cash provided by operating activities	165,059
Cash flows from investing activities	
Purchase of property and equipment	(47,810)
Cash flows from financing activities	
Capital contributions	460,970
Payments of loan payable - Dinosaur Securities (UK)	(568,280)
Payments of loan payable - Dinosaur Limited	(55,738)
Payments of bank loan payable	(24,525)
Net cash used in financing activities	(187,573)
Net decrease in cash	(70,324)
Cash at January 1, 2008	74,996
Cash at December 31, 2008	$ 4,672
Supplemental information:	
Cash paid during the year for:	
Interest	$ 4,231

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - DESCRIPTION OF BUSINESS

Dinosaur Securities, L. L. C. (the "Company") is a Delaware limited liability company located in New York, New York. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company clears all customer transactions on a fully disclosed basis through two independent clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

On May 15, 2007, the managing member contributed his ownership in the Company to Dinosaur Group Holdings, LLC ("DGH", or the "Parent"), a newly formed limited liability company organized in New York, in exchange for a 100% membership interest. The managing member, in turn, distributed membership profits interests representing a combined interest of approximately 25% in the Parent, to various individuals, most of whom are employed by the Company.

DGH owns a 100% interest in the following related entities: Dinosaur Capital Management LLC, Dinosaur Global Holdings Limited ("DGH Limited"), and the Company. DGH Limited is a Bermuda corporation which owns 100% of Dinosaur Securities (UK) Limited ("UK"), a London-based securities broker registered with the Financial Services Authority, and 90% of Dinosaur GmbH ("GmbH"), a Swiss company that serves as a marketing and representative office in Switzerland and Turkey on behalf of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax (UBT) on taxable income. At December 31, 2008, the Company had a UBT tax prepayment of $3,048.

New Accounting Developments

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption date for certain non public enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3 the Company has elected to defer its application until its required effective date of January 1, 2009.

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 has been to provide income taxes based upon positions taken in the Company's tax return established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No. 5, income taxes would be provided for uncertain tax positions to the extent that it is probable, that is, likely that the related liability will successfully be asserted by the tax authorities.

NOTE 3 - RECEIVABLE FROM CLEARING FIRMS

At December 31, 2008, the balance due from clearing firms consisted of commissions receivable in the amount of $1,706,400 and cash balances in the amount of $362,075.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the Clearing Broker is unable to repay balances due or deliver securities in their custody. The clearing agreement may be canceled with prior 90 days notice by either party.

NOTE 4 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Leasehold improvements	$ 85,298	Term of lease
Furniture and fixtures	16,708	7 years
	102,006	
Less: Accumulated depreciation and amortization	19,542	
	$ 82,464	

Depreciation and amortization expense was $19,542 for the year.

NOTE 5 - BANK LOAN PAYABLE

In June 2007, the Company entered into a $150,000 revolving line of credit agreement with Signature Bank. The agreement is renewable annually for up to three years, and is secured by substantially all assets of the Company, and is personally guaranteed by the managing member. The interest rate applied to any unpaid principal balance is the prime rate plus 1/2% (3.75% at December 31, 2008). The balance payable at December 31, 2008 is $60,306.

NOTE 6 - MEMBER'S EQUITY

The Company's Parent has issued 10,000,000 membership units in connection with the reorganization described in Note 1. During 2007, the managing member distributed approximately 3,000,000 units to employees and affiliates of the Company. The units represent profits interests in the Parent, rather than capital interests, which are owned by the managing member and fully vested. Partnership interests are nontransferable and subject to forfeiture if the member leaves within a five-year vesting period.

During 2008, the member contributed capital in the amount of $460,970.

NOTE 7 - COMMITMENT AND CONTINGENCY

The Company leases office equipment under leases expiring at various dates through 2010. Total equipment lease expense was $326,187 for the year.

Future minimum equipment lease payments as of December 31, 2008 are:

Year ending December 31,	
2009	$182,100
2010	53,700
Total	$235,800

During 2008, the Company was making office lease payments on a lease expiring in 2017. In December 2008, the Company assigned its office lease to Dinosaur Group Holdings, LLC.

Total office lease expense for the year was $214,861.

Legal matter

In December 2008, another broker-dealer commenced an arbitration against the Company seeking approximately $77,000 in damages purportedly on the basis of a broken trade. The case is at its earliest stages and the answer has not been filed, nor has discovery commenced. Counsel does not believe that the Company is liable for the claim, and moreover, the Company will be naming third party defendants.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 - RELATED PARTY TRANSACTIONS

At December 31, 2008, the Company was due $273,221 from Dinosaur Group Holdings LLC. The loan is noninterest bearing and due on demand.

During 2008, UK introduced securities business to the Company, which generated approximately $122,000 in commission income. The Company also paid various operating expenses on behalf of UK totaling approximately $399,000, which consisted principally of compensation and administrative costs. DGmbH also introduced securities business to the Company which generated approximately $251,000 in commission income. The Company paid compensation and administrative expenses on behalf of DGmbH totaling approximately $142,000.

During 2008, the Company received $1,013,675 in investment advisory fees from Dinosaur Group Holdings Limited.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and Regulation 1.17 of the Commodity Futures Trading Commission, which require the maintenance of minimum net capital, and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital and net capital requirements of $475,875 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 3.08 to 1.

In December 2008, FINRA raised the Company's minimum net capital from $100,000 to $250,000 noting that the firm was carrying an account that held customer funds. In January 2009, the Company closed the account and restored its minimum net capital requirement to $100,000.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 AND CFTC REGULATION 1.16

Dinosaur Securities, L. L. C. (A wholly owned subsidiary of Dinosaur Group Holding, LLC)
New York, New York

In planning and performing our audit of the financial statements of Dinosaur Securities, L.L.C. as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17, and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

4. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

5. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 27, 2009

SUPPLEMENTARY SCHEDULE

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

Computation of Net Capital

Member's equity	$ 976,106
Nonallowable assets:	
Property and equipment - net	82,464
Assets securing bank loan payable	60,306
Loan receivable - Dinosaur Group Holdings LLC	273,221
Nonallowable commission receivable	71,132
Other assets	13,108
	500,231
Net capital	475,875
Minimum capital requirement - the greater of $250,000 or 6.67% of aggregate indebtedness of $1,465,834	250,000
Excess net capital	$ 225,875
Ratio of aggregate indebtedness to net capital	3.08 to 1
Schedule of aggregate indebtedness:	
Commissions payable	$ 984,705
Accounts payable and accrued expenses	420,823
Bank loan payable	60,306
Total aggregate indebtedness	$1,465,834

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 610,404
Increase in aggregate indebtedness	(131,482)
Increase in nonallowable assets	(3,047)
Net capital per above	$ 475,875

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2008

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2008

CONTENTS